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March 16, 2023

Re:	ADC Therapeutics SA Schedule TO-I filed March 6, 2023 File No. 005-91517

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Christina Chalk Blake Grady

Dear Ms. Chalk and Mr. Grady:

On behalf of our client, ADC Therapeutics SA (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Tender Offer Statement on Schedule TO (File No. 005-91517) filed on March 6, 2023 (the “Schedule TO”) contained in the Staff’s letter dated March 14, 2023. In response to the Staff’s comments, the Company has revised the Schedule TO and is filing Amendment No. 1 to the Schedule TO (“Amendment No. 1”) together with this letter. For the convenience of the Staff, the Staff’s comments are restated in italics prior to the Company’s responses.

Schedule TO-I filed March 6, 2023

Item 7. Source and Amount of Funds or Other Consideration, page 3

1.	The cross reference in Item 7(b) to Section 6 of the Exchange Offer appears to be inappropriate, as Section 6 sets forth the conditions to the consummation of the Exchange Offer rather than any material conditions to any financing of consideration to be provided in the Exchange Offer. See Item 1007(b) of Regulation M-A. Please revise.

Response: The Company has revised the response to Item 7(b) of the Schedule TO in Amendment No. 1.

Exhibit (a)(1)(A) – Offer to Exchange Eligible Options for New Options
Conditions of the Exchange Offer, page 20

2.	Refer to the condition listed in the first bullet point in this section. Subpart (iii) of this condition allows you to terminate the offer if there occurs any change that “could materially affect our business, condition (financial or other), assets, income, operations, prospects or share ownership.” As drafted, the condition is extremely broad, since it is not linked to any negative changes in these metrics. Please revise or advise. Refer also to the third from the last bullet point on page 21.

Response: The Company has revised the foregoing conditions to the exchange offer in the Offer to Exchange as follows (with the changes underlined):

•	… (iii) in our reasonable judgment, could materially and adversely affect our business, condition (financial or other), assets, income, operations, prospects or share ownership;

Division of Corporation Finance U.S. Securities and Exchange Commission
•	any change occurs in our business, financial condition, assets, income, operations, prospects or share ownership that, in our reasonable judgment, is or could be materially adverse to ADC Therapeutics.

3.	Refer to the condition listed in the first bullet point at the top of page 21. Given recent events, revise to clarify what is meant by "any suspension of payments with respect to banks in the United States." Specifically, explain whether this condition is triggered by a suspension of payments by one or more than one (specify how many) banks in the United States. If this condition was triggered by recent events, please so indicate and revise to explain how ADC Therapeutics intends to proceed.

Response: The Company has revised the foregoing condition to the exchange offer in the Offer to Exchange as follows (with the changes underlined):

•	the declaration of a banking moratorium or any general suspension of commercial banking activities with respect to banks in the United States, in each case, declared by U.S. federal or other relevant regulatory authorities;

The Company informs the Staff that the recent developments involving Silicon Valley Bank and Signature Bank being placed into receivership under the Federal Deposit Insurance Corporation do not, individually or in the aggregate, constitute a “general suspension of commercial banking activities with respect to banks in the United States … declared by U.S. federal or other relevant regulatory authorities” as set forth in the above revised condition to the exchange offer.

Information Concerning ADC Therapeutics; Financial Information, page 22

4.	Refer to Item 10 of Schedule TO. To the extent that you are incorporating by reference financial statements in other filings by ADC Therapeutics, revise to expressly do so and to identify where the specific information may be found within the applicable filing(s). See Instruction 3 to Item 10 of Schedule TO.

Response: The Company has revised Section 8 (“Information Concerning ADC Therapeutics; Financial Information”) of the Offer to Exchange to expressly incorporate by reference the financial statements and related management’s discussion and analysis of results of operations and financial condition included the Company’s Annual Report on Form 20-F for the year ended December 31, 2022.

5.	See our last comment above. Where a filing person elects to incorporate by reference the information required by Item 1010(a) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 6 to Item 10 of Schedule TO and telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” available on the Commission’s website at http://www.sec.gov. Please revise to include the information required by Item 1010(c) of Regulation M-A in the revised Offering Memorandum and disseminate the amended disclosure in the same manner as the original offer materials.

Response: The Company has revised Section 8 (“Information Concerning ADC Therapeutics; Financial Information”) of the Offer to Exchange to include summarized financial information and undertakes to disseminate the amended disclosure in the same manner as the original offer materials.

6.	In your response letter, explain why you do not believe pro forma financial information is material in the context of this exchange offer, or revise to provide such information in the amended disclosure document. See Item 1010(b) of Regulation M-A and Item 10 of Schedule TO.

March 16, 2023	2

Division of Corporation Finance U.S. Securities and Exchange Commission

Response: The Company informs the Staff that the grant of New Options in connection with the exchange offer is not expected to result in significant incremental compensation expense and therefore will not have a material impact on the Company’s reported earnings or require reporting of pro forma financial information. As disclosed in Section 10 (“Accounting Consequences of the Exchange Offer”) of the Offer to Exchange, the Company cannot predict the exact amount of the charge (if any) that will result from the exchange offer as the fair value of the New Options and any related incremental compensation expense will be determined on the New Option Grant Date. However, the Company further informs the Staff that, given the Company’s current stock price and the terms of the Exchange Offer, there is little to no anticipated excess fair value and the Company currently expects to recognize no (or an immaterial amount of) incremental compensation expenses resulting from the exchange offer, as the vesting periods of any New Options will extend beyond the initial vesting periods of the exchanged Eligible Options and the number of common shares subject to any New Options will be lower than the number of common shares subject to the exchanged Eligible Options. Even if there are incremental compensation expenses resulting from the exchange offer, the Company will recognize any such incremental compensation expense over the vesting periods of the New Options. Given the foregoing, the Company respectfully advises the Staff that it does not believe that pro forma financial information would be material to the holders when making a decision of whether to participate in the exchange offer.

7.	Refer to Instruction 8 to Item 10 of Schedule TO. To the extent that ADC Therapeutics’ financial statements are not prepared in accordance with US GAAP, please provide the additional disclosure required by this Instruction.

Response: The Company informs the Staff that, as disclosed in the Offer to Exchange, the Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Instruction 8 to Item 10 of Schedule TO requires the inclusion of a reconciliation to U.S. GAAP in accordance with Item 17 of Form 20-F if financial statements are prepared on the basis of a comprehensive body of accounting principles other than U.S. GAAP. General Instruction G of Form 20-F states that the U.S. GAAP reconciliation required by Item 17 of Form 20-F shall not be required for periods presented in accordance with IFRS as issued by the IASB. In the Commission’s final rule regarding Acceptance from Foreign Private Issuers of Financial Statements Prepared in Accordance with International Financial Reporting Standards Without Reconciliation to U.S. GAAP (Release Nos. 33-8879; 34-57026), the Commission stated that “the amendments [the Commission is] adopting to Form 20-F to implement [its] acceptance of IFRS financial statements without reconciliation to U.S. GAAP are intended to apply to all Securities Act and Exchange Act filings that reference the U.S. GAAP reconciliation requirement contained in Item 17 or Item 18 of Form 20-F. [The Commission] therefore [did] not adopt any revision to Schedule TO.” The Company confirms to the Staff that, as stated in the Offer to Exchange and the Company’s financial statements incorporated by reference into the Offer to Exchange, its consolidated financial statements included in or incorporated by reference into the Offer to Exchange have been prepared in accordance with IFRS as issued by the IASB, and therefore, it believes that U.S. GAAP reconciliation is not required.

* * *

Please do not hesitate to contact me at (212) 450-4839 or Deanna L. Kirkpatrick at (212) 450-4135 if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Yasin Keshvargar

Yasin Keshvargar

cc:	Peter J. Graham, Chief Legal Officer, ADC Therapeutics SA

Lisa Kallebo, Chief Accounting Officer, ADC Therapeutics SA

March 16, 2023	3